# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CORVEL CORPORATION, CIK 0000874866
CUSIP: 221006109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5128 Apache Plume Road, Suite 400, Fort Worth, Texas (TX), 76109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-012837
Filed by CIK 0001393649

## Reporting persons
- Corstar Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); member of a group; sole voting power 0; shared voting power 18,852,108; sole dispositive power 0; shared dispositive power 18,852,108; aggregate amount beneficially owned 18,852,108 (36.7% of the class)
- Jeffrey J. Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 638,412; shared voting power 18,852,111; sole dispositive power 638,412; shared dispositive power 18,852,111; aggregate amount beneficially owned 19,490,523 (38% of the class)
  Comment: Rows 5 and 7 include 59,625 shares of CorVel common stock that may be acquired upon exercise of options as of or within 60 days of December 31, 2024.
  Rows 6 and 8 include (i) 18,852,108 shares of CorVel common stock held by Corstar Holdings, Inc. and (ii) 3 shares of CorVel common stock held by Mr. Michael's wife.

## Item 1. Issuer
Name of issuer: CORVEL CORPORATION
Address of issuer's principal executive offices: 5128 Apache Plume Road, Suite 400, Fort Worth, Texas 76109

## Item 2. Person Filing
Name of person filing: See (c) below
Address of principal business office or, if none, residence: See (c) below
Citizenship:
Corstar Holdings, Inc.,
15600 Wayzata Boulevard, Suite 309,
Wayzata, MN 55391,
Minnesota corporation.

Jeffrey J. Michael,
15600 Wayzata Boulevard, Suite 309,
Wayzata, MN 55391,
United States citizen.

Corstar Holdings, Inc. and Mr. Michael are each a "Reporting Person" and collectively the "Reporting Persons."

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Corstar Holdings, Inc. held 18,852,108 shares of CorVel common stock. Mr. Michael is the President and CEO and the sole director of Corstar Holdings, Inc., and therefore, Mr. Michael may be deemed to be the beneficial owner of the shares of CorVel common stock held by Corstar Holdings, Inc. As of December 31, 2024, the Jeffrey J. Michael Revocable Trust, of which Mr. Michael is a trustee, owned 578,787 shares of CorVel common stock, and Mr. Michael individually owned options to purchase an additional 59,625 shares of CorVel common stock exercisable within 60 days of December 31, 2024. Mr. Michael has sole voting and dispositive power over the shares of CorVel common stock held by the Jeffrey J. Michael Revocable Trust and, therefore, may be deemed to be the beneficial owner of the shares of CorVel common stock held by the Jeffrey J. Michael Revocable Trust. As of December 31, 2024, Mr. Michael's wife individually owned 3 shares of CorVel common stock.
Percent of class: Based on 51,359,138 shares of CorVel's common stock outstanding as of February 3, 2025 as reported in CorVel's Form 10-Q for the quarterly period ended December 31, 2024, Corstar Holdings, Inc. may be deemed to be the beneficial owner of 36.71% of CorVel's outstanding common stock and Mr. Michael may be deemed to be the beneficial owner of 37.95% of CorVel's outstanding common stock.
Sole power to vote or to direct the vote: Mr. Michael has the sole power to vote or direct the vote of 638,412 shares of CorVel common stock, based on his indirect ownership through the Jeffrey J. Michael Revocable Trust of 578,787 shares of CorVel common stock and his direct ownership of options to purchase 59,625 shares of CorVel common stock that are exercisable within 60 days of December 31, 2024.
Shared power to vote or to direct the vote: Mr. Michael may be deemed to share the power to vote or direct the vote with respect to the 18,852,108 shares of CorVel common stock held by Corstar Holdings, Inc., and Mr. Michael may be deemed to share the power to vote or direct the vote with respect to the 3 shares of CorVel common stock held by Mr. Michael's wife.
Sole power to dispose or to direct the disposition: Mr. Michael has sole power to dispose or control the disposition of 638,412 shares of CorVel common stock, based on his indirect ownership through the Jeffrey J. Michael Revocable Trust of 578,787 shares of CorVel common stock and his direct ownership of options to purchase 59,625 shares of CorVel common stock that are exercisable within 60 days of December 31, 2024.
Shared power to dispose or to direct the disposition: Mr. Michael may be deemed to have shared power to dispose of or shared power to direct the disposition of 18,852,108 shares of CorVel common stock held by Corstar Holdings, Inc., and Mr. Michael may be deemed to have shared power to dispose of or shared power to direct the disposition of the 3 shares of CorVel common stock held by Mr. Michael's wife.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Corstar Holdings, Inc.: /s/ Jeffrey J. Michael, Jeffrey J. Michael, President & CEO (02/14/2025)
- Jeffrey J. Michael: /s/ Jeffrey J. Michael, Jeffrey J. Michael (02/14/2025)